UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                    SPSS Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   78462 K 102
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















SEC 1745(2/29)                                                Page 1 of 5 Pages

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  CUSIP No.  78462 K 102                   13G              Page 2 of 5 Pages
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       1        NAME OF REPORTING PERSON            NORMAN H. NIE
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                -----------------------------------------------------
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                            o
                                                                         (b)
                                                                            o
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       3        SEC USE ONLY



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       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

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                              5         SOLE VOTING POWER

          NUMBER OF                     951,200 Shares
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            ----------------------------------------------------
                              6         SHARED VOTING POWER

                                        110,433 Shares
                            ----------------------------------------------------
                              7         SOLE DISPOSITIVE POWER

                                        951,200 Shares
                            ----------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                        110,433 Shares
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       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,146,577      Shares

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      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

                N/A

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      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 12%

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      12        TYPE OF REPORTING PERSON*

                IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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



                                  SCHEDULE 13G
                                  NORMAN H. NIE
                                    SPSS INC.



Item 1.  Issuer of Securities:

         (a) The issuer of the securities is SPSS Inc. (the "Company"). The Company became a public company listed on the NASDAQ National Market System pursuant to an initial public offering of its securities which closed in August of 1993. The security is currently traded under the symbol "SPSS."

         (b) The principal executive offices of the Company are located at 444 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.  Identity and Background:

         (a)      Norman H. Nie is filing this Schedule 13G.

         (b) Mr. Nie's principal business address is 444 North Michigan Avenue, Chicago, Illinois 60611. The Company has the same business address as Mr. Nie.

         (c) Mr. Nie is a citizen of the United States.

         (d) The title of the class of security is common stock, par value $0.01 per share ("Common Stock"), of SPSS Inc.

         (e) The CUSIP No. of the security is 78462 K 102.

Item 3.  Rule 13d-1(b) or 13d-2(b) Filings:

         Mr. Nie is not filing this Schedule 13G pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.  Ownership:

         (a) The aggregate amount of Common Stock beneficially owned by Mr. Nie is 1,146,577 shares. This number includes 84,944 shares subject to currently exercisable options, 951,200 shares held of record by The Norman H. Nie Revocable Trust, dated March 15, 1991, and 110,433 shares held of record by the Norman and Carol Nie Foundation, Inc. (the "Nie Foundation"). Mr. Nie is deemed the beneficial owner of these 110,433 shares because he shares voting and dispositive power over such shares.

         (b) The stock beneficially owned by Mr. Nie represented 12% of the outstanding shares of the Common Stock as of December 31, 1997.

         (c) Mr. Nie has the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 951,200 shares of the Common Stock. Mr. Nie has the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, 110,433 shares of the Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class of Securities:

         Item 5 is not applicable to Mr. Nie.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The other member of the Nie Foundation, Carol Nie, shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the 110,433 shares which the Nie Foundation holds.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Item 7 is not applicable to Mr. Nie.

Item 8.  Identification and Classification of Members of the Group:

         Item 8 is not applicable to Mr. Nie.

Item 9.  Notice of Dissolution of Group:

         Item 9 is not applicable to Mr. Nie.

Item 10.  Certification:

         Item 10 is not applicable to Mr. Nie.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                               February 11, 1998


                                                                     (Signature)

                                                               /s/ Norman H. Nie

                                              Chairman of the Board of Directors